Filed by Cosan Limited
Pursuant to Rule 425 of the U.S. Securities Act of 1933, as amended
Subject of the offer: Cosan S.A. Indústria e Comércio
Commission File Number: 333-147235

NEWS RELEASE

Cosan Limited Announces Results of Exchange Offer

São Paulo, April 18, 2008 — Cosan Limited today announced that it has accepted for exchange all shares validly tendered pursuant to its offer to exchange up to all of the common shares issued by its subsidiary Cosan S.A. Indústria e Comércio (“Cosan”) for class A common shares, Brazilian Depositary Receipts representing class A common shares, or class B series 2 common shares of Cosan Limited.

As of the expiration of the exchange offer and completion of the auction on the São Paulo Stock Exchange, a total of approximately 18,237,312 Cosan common shares were tendered and not withdrawn.

Following the consummation of this exchange offer, Cosan Limited has the honor to inform that Cosan common shares will remain listed on the Novo Mercado of the São Paulo Stock Exchange.  Cosan Limited may in the future offer to exchange the outstanding Cosan common shares not tendered in this exchange offer in order to better position the company to take advantage of favorable global industry trends and opportunities in the ethanol and sugar markets through a global platform.

On April 24, 2008, Cosan Limited expects to deliver 3,728,208 Brazilian Depositary Receipts representing class A common shares. On April 28, 2008, Cosan Limited expects to deliver 14,504,604 class A common shares and 4,500 class B series 2 common shares of Cosan Limited for the Cosan common shares accepted for exchange pursuant to the terms of the public announcement of the exchange offer published on March 6, 2008.  As a result of the exchange offer, Cosan Limited will own 62.8% of Cosan’s outstanding common shares.

The registration statement on Form F-4, which has been filed with the U.S. Securities and Exchange Commission (“SEC”) to register Cosan Limited shares to be issued in the proposed exchange offer, and the related prospectus contain important information about Cosan Limited, Cosan, the exchange offer and related matters.  Cosan Limited has also filed, and intends to continue to file, additional relevant materials with the SEC.  Investors will be able to obtain copies of the offering document and other documents from the SEC’s Public Reference Room at 100 F Street N.E., Washington D.C., 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.  The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC.  Cosan Limited has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br.  YOU ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.

About COSAN S.A.

COSAN is one of the largest producers of sugar and ethanol in the world. With a crushing capacity of around 40 million tonnes of sugar cane, the Company holds over 8% of the local market.

CONTACT: COSAN S.A. Indústria e Comércio
Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
e-mail: ri@cosan.com.br
website: www.cosan.com.br/ir

Media Relations
Máquina da Notícia
Press Office
Tel: (11) 3147-7900

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of COSAN. These are merely projections and, as such, are based exclusively on the expectations of COSAN’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in COSAN’s filed disclosure documents and are, therefore, subject to change without prior notice.